Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following press release was made by Plains Exploration & Production Company on April 16, 2004:

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002

NEWS RELEASE

Contact: Scott D.	Winters

Director – Investor Relations

(832) 239-6190 or (800) 934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION SCHEDULES ANNUAL STOCKHOLDER MEETING

Houston, Texas—April 16, 2004—Plains Exploration & Production Company (NYSE: PXP) (“PXP” or the “Company”) announced today its annual stockholder meeting is scheduled to be held on May 14, 2004. At the meeting, the stockholders will vote on, among other items, the proposed merger agreement between PXP and Nuevo Energy Company (NYSE: NEV). Nuevo Energy’s stockholder meeting is also scheduled on May 14, 2004. The companies expect to close the transaction shortly after their respective stockholder meetings. The Board of Directors of PXP has unanimously approved the transaction and recommends that the Company’s stockholders vote in favor of the proposed transaction.

The record date for the stockholder meeting is April 12, 2004. Distribution of the printed definitive joint proxy materials to stockholders commenced on or about April 15, 2004.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, East Texas and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

Forward Looking Statement and Investor Notices

Additional Information & Forward Looking Statement

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

ON MARCH 12, 2004, PXP AND NUEVO FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000, E-MAIL: JPANKEY@PLAINSXP.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.

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